Exhibit 12.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2011	2010	2009	2008	2007

FIXED CHARGES:
Interest Expense	$40,460	$39,217	$42,887	$45,307	$44,621
Amortization of Debt Premium, Discount and Expense	414	417	406	410	471
Interest Component of Rentals	1,267	1,101	1,239	1,290	1,288

Total Fixed Charges	$42,141	$40,735	$44,532	$47,007	$46,380

EARNINGS:
Net Income	$69,590	$102,349	$106,585	$114,182	$90,500
Add:
Income Taxes	55,786	67,081	66,018	64,707	54,497
Total Fixed Charges	42,141	40,735	44,532	47,007	46,380

Total Earnings	$167,517	$210,165	$217,135	$225,896	$191,377

Ratio of Earnings to Fixed Charges	4.0	5.2	4.9	4.8	4.1